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NICHOLAS DILORENZO

nicholas.dilorenzo@dechert.com +1 617 728 7171 Direct +1 617 275 8370 Fax

April 21, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:          Hartford Series Fund, Inc. (SEC Files No. 811-08629) and Hartford HLS Series Fund II, Inc. (SEC File No. 811-04615) (each, a “Registrant” and collectively, the “Registrants”)

Dear Ms. Skeens:

This letter responds to comments you provided telephonically to me, Michelle Lombardo and John O’Hanlon on April 4, 2014, in connection with your review of two registration statements on Form N-14 (each, a “Registration Statement” and collectively, the “Registration Statements”) under the Securities Act of 1933, as amended (the “Securities Act”), filed on behalf of the Registrants on March 14, 2014. The Registration Statements were filed in connection with certain proposed reorganizations in which (i) Hartford Global Growth HLS Fund (an “Acquiring Fund”) will acquire all of the assets of Hartford Global Research HLS Fund (an “Acquired Fund”), and (ii) Hartford Growth Opportunities HLS Fund (an “Acquiring Fund”) will acquire all of the assets of Hartford Growth HLS Fund (an “Acquired Fund”), in each instance in exchange for shares of the respective acquiring fund and the assumption by such acquiring fund of the liabilities of each respective acquired fund.

On behalf of the Registrants, we have reproduced your questions/comments below and immediately thereafter have provided the Registrants’ responses or described how the Registrants will address your comments in a post-effective amendment to the Registration Statements to be filed pursuant to Rule 485(b) under the Securities Act.  Capitalized terms have the same meaning as defined in the Registration Statements.

1.              Comment:                                 Please confirm that each staff comment applicable to more than one Registration Statement will be implemented with respect to each Registration Statement to which it applies.

Response:                                    The Registrants confirm that each staff comment applicable to more than one Registration Statement will be implemented with respect to each Registration Statement to which such comment applies.

2.              Comment:                                 Please file Tandy representations via EDGAR Correspondence prior to the effective date of each Registration Statement.

Response:                                    The Registrants confirm that the requested representations will be made.

3.              Comment:                                 Please re-order the section headings listed in “Contents of the Registration Statement on Form N-14” to reflect the order in which each section appears in the Registration Statement.

Response:                                    The Registrants confirm that the requested change will be made.

4.              Comment:                                 With respect to the Letter to Fund Participants, please consider revising the following sentence to clarify that the Acquired Fund is an investment vehicle for funding benefits under flexible premium variable life insurance contracts issued by insurance companies:

“The Separate Accounts hold shares of Global Research Fund, which are vehicles for funding benefits under flexible premium deferred variable annuity contracts or flexible premium variable insurance contracts that are issued by insurance companies.”

Response:                                    The Registrants confirm that the requested change will be made.

5.              Comment:                                 In order to give sufficient prominence to the disclosure required by Item 1(b)(3) of Form N-1A, please consider relocating the disclosure under the heading “Additional Information is Available” to precede the “Questions and Answers About the Information Statement/Prospectus” section of each Registration Statement.

Response:                                    The Registrants confirm that the requested change will be made.

6.              Comment:                                 Please explain supplementally the Registrants’ legal basis under applicable federal and state law for determining that shareholder approval of each Reorganization is not required. Please also include a brief summary of this determination in each Registration Statement.

Response:                                    The Registrants believe that shareholder approval of the Reorganizations is not required under applicable federal law, the Registrants’ organizational documents and applicable Maryland corporate law. Specifically, the Registrants note that Rule 17a-8 under the Investment Company Act of 1940, as amended (the “1940 Act”) requires shareholder approval of a reorganization unless (i) no fundamental policy of the acquired fund is materially different from a policy of the acquiring fund; (ii) no advisory contract between the acquired fund and any investment adviser thereof is materially different from an advisory contract between the acquiring fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract; (iii) directors of the acquired fund who are not interested persons of the acquired fund and who were elected by shareholders will constitute a majority of the directors of the acquiring fund who are not interested persons of the acquiring fund; and (iv) any distribution fees (as a percentage of a fund’s average net assets) authorized to be paid by the acquiring fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act are no greater than the distribution fees (as a percentage of a fund’s average net assets) authorized to be paid by the acquired fund pursuant to such a plan. Because each Reorganization complies with these criteria, the Registrants believe that Rule 17a-8 does not require shareholder approval of the Reorganizations.

The Registrants also note that Section 3-104(a)(5) of the Maryland General Corporation Law expressly exempts corporations registered as open-end investment companies under the 1940 Act from seeking shareholder approval in connection with the transfer of all of substantially all of such corporation’s assets, and that neither the Registrants’ Articles of Incorporation nor the Registrants’ Bylaws require shareholder approval of the Reorganizations.

The Registrants will insert the following as the final sentence of the first paragraph under the “Board Considerations and Benefits of the Reorganization” section each Registration Statement:

“Based on the requirements of Rule 17a-8 of the Investment Company Act of 1940, as amended (the “1940 Act”), the applicable provisions of Maryland corporate law and the organizational documents of [the Company/Hartford HLS Funds], the Reorganization does not require shareholder approval.”

7.              Comment:                                 The SEC staff notes that, with respect to the Hartford Global Research HLS Fund Reorganization, the Registrants disclose that the Acquired Fund outperformed the Acquiring Fund over the five-year time period. Please confirm supplementally whether the Registrants’ respective Boards considered any additional factors that were adverse to their determination to approve the Reorganizations. To the extent the Board considered any adverse factors, please disclose those factors the “Questions and Answers About the Information Statement” and “Board Considerations and Benefits of the Reorganization” sections of the applicable Registration Statement.

Response:                                    The Registrants confirm that the Registrants’ respective Boards did not consider any adverse factors other than the Hartford Global Research HLS Fund’s outperformance of the Hartford Global Growth HLS Fund over the 5-year period in connection with their approval of the Reorganizations. As noted by the SEC staff, this factor is currently disclosed in the applicable Registration Statement. Accordingly, the Registrants respectfully decline to make any changes in response to this comment.

With respect to the Hartford Global Research HLS Fund Reorganization, the Registrants note that, effective July 2012, a new portfolio manager was selected to co-manage the Acquiring Fund. Since that time, the Acquiring Fund has outperformed the Acquired Fund as well as the Acquiring Fund’s benchmark index. The Board took this fact into consideration in evaluating the Reorganization.

8.              Comment:                                 With respect to the “Board Considerations and Benefits of the Reorganization” section of the Hartford Global Research HLS Fund Information Statement, the Registrants disclose that the Acquiring Fund outperformed the Acquired Fund “over the past 1- and 3-year periods.” To the extent Registrants refer to 3-year performance, please disclose the 3-year performance of the Acquiring and Acquired Fund.

Response:                                    The Registrants confirm that the requested change will be made.

9.              Comment:                                 Please revise the following disclosure in the “Total Returns by Calendar Year” table for each Acquired Fund and Acquiring Fund to state that performance data is provided as of the most recent year-end:

“The Fund’s Class IA shares year-to-date return as of December 31, 2013 was [XX]%.”

Response:                                    The Registrants will remove the above-referenced disclosure, as it is not required pursuant to Item 4(b)(2)(ii) of Form N-1A for registrants with a fiscal year end that corresponds with the calendar year end.

10.       Comment:                                 In the “Expenses of the Reorganization” section of each Registration Statement, please provide estimates of the amount of brokerage fees and brokerage-related expenses expected to result from the Reorganization. To the extent such estimates are not available, please explain supplementally why the Registrants are unable to provide such information.

Response:                                    The Registrants note that the investment manager to each Acquired and Acquiring Fund will not seek to reposition portfolio securities of each Acquired Fund prior to the effective date of the Reorganizations. Although the investment manager may reposition such portfolio securities following the effective date of each Reorganization, the extent of any repositioning, and thus the related expense, are not known at this time. Given the difficulties in providing accurate estimates of such expense, the Registrants respectfully decline to make the requested change.

11.       Comment:                                 The Staff notes that Registrants incorporate by reference the “Combined Statement of Additional Information for Hartford Series Fund, Inc. and Hartford HLS Series Fund, Inc.” (the “Combined HLS SAI”) in Part B of each Registration Statement. Please confirm supplementally that any shareholder who requests a copy of the Registration Statement Statement of Additional Information in connection with the Reorganizations will also receive a copy of the Combined HLS SAI.

Response:                                    The Registrants confirm that any shareholder who requests a copy of the Registration Statement Statement of Additional Information in connection with the Reorganizations will receive a copy of the Combined HLS SAI.

12.       Comment:                                 Please consider deleting Exhibit 10(ii) to Item 16 in Part C of each Registration Statement, as neither the Acquiring Fund nor the Acquiring Fund subject to Reorganization currently offers Class IC shares.

Response:                                    The Registrants confirm that the requested change will be made.

You requested that the Registrants make certain representations concerning each post-effective amendment and the responses being made to the comments received.  These representations are included as an exhibit to this letter.

Sincerely,

/s/ Nicholas S. DiLorenzo
Nicholas S. DiLorenzo

cc: Michelle Lombardo

[HARTFORD LETTERHEAD]

Exhibit

Hartford Series Fund, Inc.

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

April 21, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hartford Series Fund, Inc. (the “Registrant”) (SEC File Nos. 333-45431 and 811-08629) Preliminary Information Statement on Form N-14 (the “Information Statement”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Information Statement, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Michelle Lombardo

Michelle Lombardo
Assistant Secretary
Hartford Series Fund, Inc.

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Hartford HLS Series Fund II, Inc.

5 Radnor Corporate Center, Suite 300

100 Matsonford Road

Radnor, Pennsylvania 19087

April 21, 2014

VIA EDGAR CORRESPONDENCE

Deborah D. Skeens

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:                             Hartford HLS Series Fund II, Inc. (the “Registrant”) (SEC File Nos. 033-3920 and 811-04615) Preliminary Information Statement on Form N-14 (the “Information Statement”)

Dear Ms. Skeens:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to the Information Statement, the Registrant hereby acknowledges that:

•                  the Registrant is responsible for the adequacy and the accuracy of the disclosure contained in the Registration Statement;

•                  comments of the staff of the Securities and Exchange Commission (the “Commission staff”) or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filings made; and

•                  the Registrant may not assert Commission staff comments as a defense in any proceeding initiated by the Commission under the federal securities laws of the United States.

As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be

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construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Michelle Lombardo

Michelle Lombardo
Assistant Secretary
Hartford HLS Series Fund II, Inc.

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